Sub-Item 77C

               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

               VAN KAMPEN LIFE INVESTMENT TRUST COMSTOCK PORTFOLIO

A Special Meeting ("Meeting") of Shareholders of Van Kampen Life Investment Trust Comstock Portfolio was held on Tuesday, May 11, 2010. The Meeting was held for the following purpose:

(1)     Approve an Agreement and Plan of Reorganization.

The results of the voting on the above matter were as follows:

                                                                                                         Votes           Broker
Matter                                                                Votes For       Votes Against      Abstain         Non-Votes
------                                                                ---------       -------------      -------         ---------
(1)     Approve an Agreement and Plan of Reorganization..............206,723,730        6,459,774       13,400,553           0